EXHIBIT 99.1

Ero Copper Publishes 2023 Sustainability Report

VANCOUVER, British Columbia, Oct. 31, 2024 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce the publication of its 2023 Sustainability Report (the "Report"), titled Born in Brazil, Built for Tomorrow. This Report provides an update on the Company's strategy, practices, performance and management approach to key environmental, social and governance ("ESG") topics. The Report is available on the Sustainability section of Ero's website (www.erocopper.com).

"Our 2023 Sustainability Report showcases our commitment to responsibly producing the metals essential for global decarbonization," said David Strang, Ero's Chief Executive Officer. "With our operations rooted in Brazil, we benefit from access to electricity generated from approximately 85% renewable energy sources. This allows us to produce lower carbon- intensity copper that contributes to a cleaner, more sustainable future.

"Driven by our responsibility to operate sustainably, we are also deeply invested in the well- being of our workforce and the communities in which we operate. Key initiatives, such as the renovation of the Curaçá Valley Polyclinic and educational programs like Project Hope, underscore our commitment to local development, health, and safety.

"Sustainability is at the heart of our business strategy, and we remain dedicated to creating value for all stakeholders as we Build for Tomorrow."

2023 SUSTAINABILITY HIGHLIGHTS

  Advanced implementation of the Towards Sustainable Mining program with a self- assessment completed at the Caraíba Operations and a gap assessment completed at the Xavantina Operations
  Completed a $4.5 million multi-year renovation and expansion of the Curaçá Valley Polyclinic near the Caraíba Operations, supporting the health and well-being of more than 70,000 people across the broader region
  Expanded learning opportunities for local children through Project Hope at the Xavantina Operations, with support from Royal Gold Inc.
  Reclaimed 13 hectares of land using native plant species, bringing total land revegetated since 2016 to 445 hectares
  Progressed the construction of a dry-stack tailings facility and advanced safe project development at the Tucumã Project
  Achieved a consolidated process water recycling rate of 89%

ABOUT ERO COPPER CORP

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Operation (formerly known as Boa Esperança), an open pit copper mine located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Operation, can be found on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, SVP, Corporate Development, Investor Relations & Sustainability
(604) 335-7504
info@erocopper.com